UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ 33.700.394/0001-40	NIRE 35300102771

PUBLICLY-HELD COMPANY

MINUTES OF THE MEETING OF THE BOARD OF EXECUTIVE OFFICERS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON FEBRUARY 28, 2009.

VENUE AND TIME: Av. Eusébio Matoso, 891 – 4th floor, in the city of São Paulo, State of São Paulo, at 11h00 a.m.

CHAIRMAN: Roberto Egydio Setubal.

QUORUM:     More than half of the elected members.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

The Board of Executive Officers, pursuant to the terms of the Company’s By-laws, approves the execution of the Protocol and Justification of Partial Spin-Off (“Protocol and Justification”) by the management bodies of the Company and of Banco Itaú S.A. (“ITAÚ”), with its head office located at Praça Alfredo Egydio de Souza Aranha, 100, Itaúsa Tower, city of São Paulo, State of São Paulo, enrolled on the Corporate Taxpayers Enrollment No. 60.701.190/0001-04 and authorizes any two Officers of the Company to execute such document on behalf of the Board of Executive Officers.

Moreover, the Board of Executive Officers proposes to the shareholders to hold a Shareholders’ Meeting in order to decide on the following proposals:

(i)	approval of the Protocol and Justification;

(ii)	approval of PricewaterhouseCoopers Auditores Independentes as the appraiser company to evaluate the spun-off part of the Company and the respective evaluation report;

(iii)
approval of Company spin-off, with the transfer of a part of its assets to ITAÚ, which includes, among other obligations: (i) the eurobond program of the Company named Medium Term Note Program (“Program”); (ii) the Step-Up Subordinated Redeemable Notes (“Subordinated Notes”); and (iii) 8.70% Perpetual Non-cumulative Junior Subordinated Securities (“Perpetual Securities”);

(iv)
approval of the reduction of the capital stock at the amount representing the spun-off portion of the Company, with no cancelation of shares due to the transfers of portions of Company to ITAÚ, with the consequent amendment of the caput of Section 4 of By-laws;

(v)	approval of consolidation of By-laws;

(vi)
approval for the Company to assume, according to the Protocol and Justification of the Spin-Off and to the caput of article 233 of Rule No. 6,404/76, jointly and severally with ITAÚ, all of the Company’s obligations before the spin-off, specially the obligations that are part of such portion of the Company’s assets that were transferred to ITAÚ, which includes the Program, the Subordinated Notes and the Perpetual Securities;

(vii)
authorization for the Company management, represented in the form of the By-laws, to perform all acts and execute the necessary documents to implement and formalize the decisions proposed hereunder, including (i) the joint liability assumed by the Company as mentioned in item “vi” above and (ii) the transfer to ITAÚ of the Program, the Subordinated Notes and the Perpetual Securities, as listed in the Annex I hereto.

São Paulo, February 28, 2009. (aa) Roberto Egydio Setubal, Demosthenes Madureira de Pinho Neto, Geraldo Travaglia Filho, José Castro Aráujo Rudge, Marcio de Andrade Schettini, Pedro Moreira Salles, Celso Scaramuzza, Claudia Politanski, Daniel Luiz Gleizer, José Roberto Haym, Marcos de Barros Lisboa, Nicolau Ferreira Chacur, Roberto Lamy, Rogério Carvalho Braga and Rogério Paulo Calderón Peres.

This is a copy of the original document, execute at the adequate book.

São Paulo, February 28, 2009.

Annex I

List of the documents that the Management is authorized to execute for the effectiveness of the assignments of the following debts to Banco Itaú S.A.:

(i) with respect to the Program:
•	Assumption Agreement, and any and all other agreements, documents, notices, statements, letters and instruments related to the Program;

(ii) with respect to the Subordinated Notes:
•	Supplemental Indenture, Amended and Restated Account Control Agreement, and any and all other agreements, documents, notices, statements, letters and instruments related to the Subordinated Notes;

(iii) with respect to the Perpetual Securities:
•	Supplemental Indenture, and any and all other agreements, documents, notices, statements, letters and instruments related to the Perpetual Securities.